Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

Denison Announces Signing of
Sustainable Communities Investment Agreement

Toronto, ON – March 27, 2024. Denison Mines Corp. (“Denison”) (TSX: DML; NYSE American: DNN) is proud to announce the signing of a Sustainable Communities Investment Agreement (the “Agreement”) with the municipalities of the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay (the “Communities”).

The Agreement acknowledges that the municipalities are located in northern Saskatchewan and have a desire to work together to develop a regional approach that enables social, economic and cultural revitalization. Denison is focused on developing its flagship Wheeler River project (the “Project”) in a sustainable manner that (i) supports Community-led objectives and initiatives and (ii) empowers the Communities to develop their capacity to take advantage of development opportunities and create a positive legacy beyond the lifespan of the Project.

Mayor of Beauval, Nick Daigneault, stated, “The Communities are very excited to enter into the Agreement with Denison, who fully understands our need to sustain our municipalities in Northern Saskatchewan for many years to come. Each of our communities have limited pools of money to tap into and there is only so much tax revenue our communities can garner to tackle both the communities’ aging infrastructure as well as important community needs. By partnering with industry, our communities will be able to develop an additional fund that will grow over time and provide us with much needed financial support to see community projects become a reality. Denison has stepped-up to support our communities and I’m hopeful that the Agreement will lead the way as a shining example of how industry can work with our Northern Saskatchewan municipalities. We are grateful for the discussions we have had with Denison’s leadership team and the fact that they share, and are excited about, our vision for prosperous and sustainable communities.”

David Cates, President & CEO of Denison, further added, “This Agreement builds upon a foundation of trust and respect established between Denison and the municipalities of Beauval and Île-à-la Crosse with the signing of a Memorandum of Understanding in 2018 and 2017, respectively. As Wheeler River has progressed over the last several years, we have listened to, understood, and responded to the interests of the Communities. This Agreement uniquely reflects the Communities’ own vision for industry to support a positive legacy of sustainable northern communities. We thank the Communities’ leaders and constituents for their support and trust in Denison, and we look forward to a long and mutually beneficial relationship.”

The Agreement with the Communities establishes commitments for funding to support community development initiatives, with consideration towards contributing to the current and future economic prosperity and sustainability of the Communities by promoting economic development and investments in capital projects, job creation and training, housing, education, and other initiatives. The parties to the Agreement also acknowledge a common goal of facilitating qualified businesses and workers in benefitting from opportunities associated with the Project.

In consideration for contributions to the Communities’ initiatives, the Communities have provided their consent and support for the Project and have committed, amongst other things, to support all regulatory approvals issued for the Project related to exploration, evaluation, development, operation, reclamation, and closure activities.

About the Municipalities of Beauval, Île-à-la Crosse, Cole Bay, Jans Bay

The Municipality of Beauval - “Beautiful Valley” - is located in Northern Saskatchewan overlooking the lovely Beaver River Valley providing a striking view of the river and surrounding nature. The Beaver River offers world-class pickerel fishing, and nearby lakes stocked with abundant Trout and Northern Pike makes Beauval an ideal destination for anglers. The community has a proud history of culture, language, and heritage. In history, Beauval was a trading post location along the Churchill River trade route for the Hudson’s Bay Company, this route is still travelled via canoe by history buffs and avid outdoors people for the pristine scenes and memorable nature experience with historic influence.

The Northern Village of Île-à-la Crosse is located in north-central Saskatchewan at the base of a peninsula extending into Lac Île-à-la Crosse. The village is the second oldest community in northern Saskatchewan, established in 1776. In 1846, Roman Catholic Missionaries arrived and constructed the Chateau St. Jean Mission and a neighbouring school. The Sisters of Charity of the Roman Catholic Church was initiated soon after and still plays a prominent role within the community. This community is the birthplace of Louis Riel Sr. and was home to Sister Margaret Riel, sister of Louis Riel. The Village has a population of 1,425 (2021 Census) and prominent Aboriginal architect Douglas Cardinal designed Rossignol Elementary School.

The Northern Hamlet of Jans Bay is located in northwest Saskatchewan along the southeast shore of Canoe Lake. Situated west of Beauval on Hwy 965, the community is within close proximity to its sister communities of Cole Bay and Canoe Narrows. This friendly community is surrounded by forest, lakes, and wildlife.

The Northern Hamlet of Cole Bay is located 60 km west of Beauval on the southwest shore of Canoe Lake at the junction of Highway 903 and 965, and is within close proximity to Jans Bay and Canoe Narrows.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report summarizing the results of (i) the feasibility study completed for In-Situ Recovery (“ISR”) mining of the high-grade Phoenix uranium deposit and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Statement submitted for regulatory and public review in October 2022. More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, a copy of which is available on Denison’s website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Uranium Project, Denison’s interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake Joint Venture, which comprises several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 69.35% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering ~385,000 hectares in the Athabasca Basin region.

For more information, please contact:

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and / or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

In particular, this press release contains forward-looking information pertaining to Denison’s current intentions and objectives with respect to, and commitments set forth in, the Agreement; the results of, and estimates, assumptions and projections provided in, the technical report for Wheeler River and the interpretations and expectations with respect thereto; development and expansion plans and objectives for the Project; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, Denison may decide or otherwise be required to discontinue work at the Project if it is unable to maintain or otherwise secure the necessary resources (such as capital funding, regulatory approvals, etc.) and this could impact Denison’s ability to meet the objectives stated in this press release, or the objectives of Denison and any one of the Communities could become misaligned. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Management’s Discussion & Analysis dated February 29, 2024 available under its profile at www.sedarplus.ca and under Form 6-K available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as, being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.